CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 29, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: July 29, 2009	By:	/s/ Daniel Salazar Ferrer, CFO

Industrias Bachoco Strengthens its Northeast Business with New Agreements and Assets Acquisitions

Celaya, Gto., Mexico, - July 29, 2009 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced a series of measures to improve its productivity and efficiency in the Northeast production complex headquartered in Monterrey, N.L. Among the initiatives implemented are the:

•
Acquisition of a balanced feed mill and a soybean processor plant from “Productora de Alimentos Pecuarios de Nuevo León, S.A. de C.V.”, through our Subsidiary “Campi”, to improve the quality and production capacity of balanced feed. The mill’s production capacity is about 3,000 tons of pellet feed per week.

•
Acquisition of a chicken processing plant from “Avi Carnes Monterrey, S.A. de C.V.” with a production capacity of 9,000 chickens per hour, through our subsidiary “Bachoco”. The goal of this acquisition, other than reducing production costs, is to replace the Monterrey processing plant that caught fire last year as well as increasing production capacity and diversifying the chicken business in that region.

•
An agreement was reached to rent breeder farms and egg incubation plants from “Reproductoras Asociadas, S.A. de C.V.” and one-day-old breeder capacity farms and egg incubation plants from “Producción Avicola Especializada, S.A. de C.V.”

•
Finally, to take advantage of the production capacity of the processing plant acquired, the Company also acquired their inventories and looks forward to obtain live chicken from several local producers through a contract growers scheme.

CEO’s Comments:

Cristóbal Mondragon, Bachoco’s CEO, stated, “Even when these arrangements made with several producers in the region have been gradually emerging, we have finally now completed them, allowing us to complement various production lines of our business, improve our efficiency and further diversify our business lines. A new phase has begun for this complex starting July 28, 2009,” concluded Mr. Mondragón.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, swine and balanced feed. The Company’s headquarters is based in Celaya, Guanajuato, located in Mexico’s central region. Its securities are listed and traded on the BMV (Bachoco B) and on the NYSE (IBA). For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.